Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of CTI BioPharma Corp. for the registration of common stock, preferred stock, debt securities, warrants, rights, and units and to the incorporation by reference therein of our report dated March 31, 2022, with respect to the consolidated financial statements of CTI BioPharma Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 16, 2022